Table of Contents

Exhibit 4.10

English Language Summary of the First Amendment dated May 14, 2008 to the Investment Agreement by and among Braskem S.A., Odebrecht S.A., Nordeste Química S.A.—Norquisa, Petróleo Brasileiro S.A.—
Petrobras, and Petrobras Química S.A.—Petroquisa dated November 30, 2007

The First Amendment (“Amendment”) to the Investment Agreement (“Agreement”) is entered into by and among: Braskem S.A. (“Braskem”), Odebrecht S.A. (“Odebrecht”), Nordeste Química S.A.—Norquisa (“Norquisa”), Petróleo Brasileiro S.A.—Petrobras (“Petrobras”) and Petrobras Química S.A.—Petroquisa, (“Petroquisa”, and, together with Braskem, Odebrecht, Norquisa and Petrobras, hereinafter referred to as “Parties”, and individually as “Party”).

Purpose. The Parties have agreed that the integration of certain petrochemical assets held by Petrobras and/or Petroquisa into Braskem (the “Integration”) shall be implemented in two stages.

Amendment. The following provisions are amended as follows:

1. Description of the Assets.

The Parties agree that the Integration shall occur in two stages:

     (i) First Stage: The following direct and indirect ownership interests of Petrobras and/or Petroquisa shall be integrated into Braskem (the “First Stage Assets”), through Petroquisa’s wholly-owned subsidiary Grust Holdings S.A. (“Grust”) by May 30, 2008:

  36.47% of the total voting capital of Copesul—Companhia Petroquímica do Sul (“Copesul”);
  40% of the total voting capital of Ipiranga Petroquímica S.A. (“IPQ”);
  40% of the total voting capital of Ipiranga Química S.A. (“IQ”); and
  40% of the total voting capital of Petroquímica Paulínia S.A. (“PPSA”).

     (ii) Second Stage: Petroquisa shall have the option to integrate into Braskem up to 100% of the shares of Petroquímica Triunfo S.A.’s (“Triunfo”) total voting capital (“Second Stage Assets” and, together with First Stage Assets, the “Assets”).

2. Appraisal of the Assets and Exchange Ratios.

Economic appraisals of Braskem and of the Assets did not include a control premium (the “Appraisals”).

Pursuant to the Appraisals, in exchange for the First Stage Assets, Braskem shall issue to Petrobras and/or Petroquisa 90,047,982 new shares, 46,903,320 of which are new common shares and 43,144,662 are new class “A” preferred shares (“First Stage Exchange Ratio”). As a result of the consummation of the transactions contemplated in the First Stage, Petrobras and Petroquisa shall jointly hold 30% of the voting capital and 23.0798% of the total share capital of Braskem.

In exchange for the Second Stage Assets, Braskem shall issue to Petrobras and/or Petroquisa 13,387,157 new class “A” preferred shares (“Second Stage Exchange Ratio” and together with the First Stage Exchange Ratio, the “Exchange Ratios”). Following the consummation of the transactions contemplated in the Second Stage, Petrobras and Petroquisa shall jointly hold at most 25% of Braskem’s total share capital. If Petrobras or Petroquisa cannot integrate the Second Stage Assets into Braskem for any reason, Petrobras and Petroquisa shall jointly hold 30% of the voting capital and 23.0798% of the total share capital of Braskem.

If the Board of Directors of Braskem approves any acquisition of assets that substantially alter the economic value of Braskem, the Parties shall reflect such changes in the Appraisals and in the Exchange Ratios.

3. Valuation Model.

The value of the Assets shall be based on the book equity value of the Assets, and the Exchange Ratios shall be calculated at economic value. In addition, the Parties shall exercise their respective voting rights (i) in Braskem, Grust, PPSA, Copesul, IPQ and IQ so as to implement the First Stage in the manner agreed by the Parties and (ii) if the Parties agree to consummate the Second Stage of the Integration, in Braskem and Triunfo so as to implement the Second Stage in the manner agreed by the Parties.

4. Final Provisions.

The adjustments relating to (i) the dividends or interest on net equity relating to the Second Stage Assets; (ii) any contribution of funds by Petrobras and/or Petroquisa relating to the Second Stage Assets; and (iii) the expenses incurred in connection with the Second Stage shall be taken into account during the implementation of the Second Stage so as to maintain the Second Stage Exchange Ratio and to ensure that, following the consummation of the transactions contemplated in the Second Stage, Petrobras and Petroquisa jointly hold at most 25% of Braskem’s total share capital.

Braskem shall within six months from the date of this Amendment acquire 580,331 common shares and 290,165 class “A” preferred shares of Braskem owned by Braskem Participações S.A. and convert them into treasury shares. The Parties shall then exercise their voting rights in order to cancel these and any other treasury shares in the Board of Directors’ and General Shareholders’ Meetings of Braskem.